Harleysville Savings
                             FINANCIAL CORPORATION

                               2000 Annual Report

Mission Statement

Harleysville Savings Bank's focus is to be your

trusted financial partner by providing quality

financial products and services to families and

individuals; by providing a rewarding place

for our employees to work; by being a

responsible corporate citizen of the community;

and by achieving a fair and reasonable return

for our stockholders.

Selected Consolidated Financial and Other Data

Selected Balance Sheet Data:

(in thousands except per share data)

                                                                              As of September 30,
                                                     2000              1999             1998             1997             1996
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                       $488,554          $459,848         $417,533         $345,239         $315,495
Mortgage-backed securities held to maturity         116,304           116,778           78,793           18,303           16,262
Mortgage-backed securities available-for-sale         7,440             7,916            3,695            3,983            4,120
Loans receivable - net                              262,774           252,260          251,729          244,503          233,216
Investment securities held to maturity               71,281            61,015           50,622           48,461           45,265
Investment securities available-for-sale              3,310             3,202            1,586            3,515            6,376
Other investments (1)                                10,221             9,155           22,740           18,876            2,760
Deposits                                            309,836           303,660          289,827          273,773          249,260
FHLB advances and other borrowings                  145,134           125,180           99,953           46,414           43,820
Total stockholders' equity                           31,398            28,963           26,100           22,872           19,617
Book value per share                                  14.05             12.83            11.68            10.32             9.11



Selected Operations Data:                                                   Year Ended September 30,
                                                     2000              1999             1998             1997             1996
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                                     $33,182           $29,716          $27,129          $24,485          $20,969
Interest expense                                     22,795            20,199           17,949           15,362           12,964
                                               -------------     -------------    -------------    -------------    -------------

Net interest income                                  10,387             9,517            9,180            9,123            8,005
Provision for loan losses                                 -                17              120              177              200
                                               -------------     -------------    -------------    -------------    -------------
Net interest income after provision
    for loan losses                                  10,387             9,500            9,060            8,946            7,805

Gain (loss) on sales of loans and securities             40                35              101              (10)              11
Other income                                            512               451              453              423              341
FDIC special assessment                                                                                                    1,355
Other expense                                         5,380             4,858            4,528            4,161            4,404
                                               -------------     -------------    -------------    -------------    -------------

Income before taxes                                   5,559             5,128            5,086            5,198            2,398
Income tax expense                                    1,702             1,622            1,605            1,784              840
                                               -------------     -------------    -------------    -------------    -------------

Net income                                          $ 3,857           $ 3,506          $ 3,481          $ 3,414          $ 1,558
                                               =============     =============    =============    =============    =============

Earnings per share - basic                           $ 1.72            $ 1.56           $ 1.57           $ 1.56           $ 0.73
Earnings per share - diluted                           1.70              1.53             1.52             1.52             0.71
Dividends per share                                    0.44              0.36             0.32             0.29             0.24

Selected Other Data:


(based on monthly balances)                                           Year Ended September 30,
                                            2000              1999             1998             1997             1996
---------------------------------------------------------------------------------------------------------------------------
Return on average assets                   0.81%             0.81%            0.93%            1.04%            0.55%  (2)
Return on average equity                   12.82%            12.83%           14.24%           16.14%           8.07%  (2)
Average equity to average assets           6.43%             6.32%            6.52%            6.42%            6.77%
Interest rate spread                       1.92%             1.91%            2.15%            2.48%            2.52%
Net yield on interest-earning assets       2.24%             2.25%            2.50%            2.83%            2.87%
Ratio of non-performing assets to
    total assets at end of period          0.04%             0.07%            0.04%            0.02%            0.09%
Ratio of interest-earning assets to
    interest-bearing liabilities            107%              107%             107%             107%             108%
Full service banking offices at
    end of period                            4                 4                4                4                4


(1) Includes interest-bearing deposits at other depository institutions & stock of the Federal Home Loan Bank of Pittsburgh.

(2) Calculations are after the FDIC special assessment. Before the assessment of $831,365, net of tax, return on average assets was 0.84% and the return on average equity was 12.34%.

To our Stockholders:

         We are pleased to report to you that fiscal 2000 brought another year of strong earnings. Net income amounted to $3,857,000, an increase of 10% over the previous record earned in fiscal 1999. This is the most that that Harleysville Savings has earned in any year in its 85 year history.

         Net income amounted to $1.70 per share. Return on average equity was 12.82% and return on average assets was .81% for the year. Stockholders' equity increased to $14.05 per share from $12.83 per share a year ago. During fiscal year 2000, assets increased 6.2% to $488 million.

         Providing a fair and reasonable return for our stockholders is an important goal in our mission statement. The increase in market value plus cash dividends provided our stockholders with an overall return of 10.7% this past fiscal year. The board of directors increased the regular quarterly cash dividend from $.11 per share to $.12 per share, payable on November 22, 2000 to stockholders of record on November 8, 2000.

         Long-term investors have been rewarded during the thirteen year period that Harleysville Savings has been a public company. Through market appreciation and cash dividends, stockholders have experienced average yearly return in excess of 16.5%. Since going public in 1987, Harleysville Savings has delivered a total return of 728%, a return that was much higher than the S & P 500 index of 543%. The cash dividend represents the 53rd consecutive quarterly cash dividend paid and is the 13th consecutive year that the cash dividend has been increased.

         The most important financial goal in Harleysville Savings' Five Year Strategic Plan is "Return on Equity". Management strongly believes that achieving goals on a consistent basis for return on stockholders' equity creates a solid foundation for long-term value. Management is proud of the fact that "return on equity" goals that are commensurate with Harleysville Savings' risk profile have been achieved in every year of our life as a public company and have exceeded the levels reached by our savings institution peer banks in results reported by America's Community Bankers.

                Return on Average Equity - Harleysville vs Peers

          Year           HSFC         Peer Bank        HSFC Advantage
          ----           ----         ---------        --------------

          1995          13.51%          8.28%               5.23%
          1996*         12.34%          8.22%               4.12%
          1997          16.14%         10.22%               5.92%
          1998          14.24%         11.12%               3.12%
          1999          12.83%          9.52%               3.31%
         Dec-99         12.97%         10.38%               2.59%
         Mar-00         13.21%          9.66%               3.55%
         Jun-00         12.77%           N/A                 N/A
         Sep-00         12.31%           N/A                 N/A

* Percentages do not reflect the FDIC special assessment.
  Source: America's Community Bankers Peer Group Report
  N/A - Not available



         We have steadfastly adhered to our mission of serving the personal banking needs of families and individuals in our communities. We are committed to being our customers' "Trusted Financial Partner" by providing quality financial products and services.

         In addition to maintaining the core values that have contributed so significantly to Harleysville Savings achieving a reputation as a strong and viable community banking institution for more than 85 years, we are excited about the advances in new technology that allow us to give our valued customers more convenient service and quality financial products.

          * The public may now visit us at harleysvillesavings.com and our customers may use our transactional OnLine Banking System to transfer funds and access their account information.

          * Our Access 24 Telephone Banking system gives our customers access to their account information and the ability to move money between accounts.

          * We are expanding our ATM network with ATM machines at each branch and a growing network of remote ATM's. We currently have eleven convenient locations throughout our communities.

          * Our checking account customers enjoy the benefit of using their Harleysville Savings' MasterMoney Debit Card to get cash or make purchases worldwide.

          * Our fifth full service office is being constructed at 640 E. Main Street, Lansdale, PA and will be providing quality financial products and services to customers in the Lansdale area by June, 2001.

          * Business hours have been expanded at several of our present office locations in order to provide more convenient hours to our customers.

                  Even though many of the ways that Harleysville Savings does business are changing, our core values remain intact. We believe that our customers still want personal attention and it is our goal to provide them with outstanding customer service. We believe that Harleysville Savings will continue to excel because we can combine our personal service with modern electronic delivery systems in a more cost effective way than many of our competitors, who may be already burdened with the overhead costs of large brick and mortar branch systems.

                  The success that Harleysville Savings has enjoyed is a tribute to our greatest asset, the talented and experienced personnel who serve our constituencies. Harleysville Savings has a group of employees linked together by the common bond of pride and dedication, who work diligently to deliver high quality service in a cost effective manner. This consistent focus on operating efficiency is an important contributor to our success. A well-trained and experienced staff contributes significantly to Harleysville Savings' outstanding efficiency ratios. Eleven of our employees were recognized this year for long-term service. Receiving awards for five years were Elaine
         Bergey, Marie Fazekas, Ruth Ann Kulp, Ann Tomaselli and Sherry Williamson. Receiving awards for ten years were Bonnie Janzen and Sue Keeler. Receiving awards for fifteen years were Kathy Clairmont and Barbara Marcy. Receiving an award for twenty years was Bonnie Sames and receiving an award for twenty-five years was Ron Geib.

                  The active management of Harleysville Savings' capital position remains a high priority. We manage our capital position to allow adequate resources for growth, while not allowing our capital to be under-utilized. This past year you approved the formation of Harleysville Savings Financial Corporation, a bank holding company. The advantages of a holding company form of organization are already evident in that we have been able to put into place a program to repurchase shares of our common stock without incurring adverse tax consequences. Also, maintaining a high quality loan portfolio has enabled Harleysville Savings to more effectively utilize its capital and retain more of its earnings in stockholder's equity rather than write-offs for loan losses. This strategy has enabled management to operate more efficiently and be successful with tighter net interest margins than many of our bank peers.

                  We are pleased to report to you that the Y2K issue that was addressed last year in this report is now history and that we encountered absolutely no technology problems because of it.

                  On a more personal note, I want to recognize the service of board member Sanford A. Alderfer, who will be retiring from our board of directors in January 2001. Sanford has been an unselfish and important board member for 36 years. Also retiring, after 28 years of service, is Senior Vice President and Corporate Secretary, Diane P. Moyer. Diane began her career with Harleysville Savings when it was under $10 million in assets and has helped it to grow to nearly $500 million in assets today. We want to thank both Sanford and Diane for their devoted service for these many years and wish them well in their retirement.

                  In carrying out our mission, our desire is to follow a business philosophy that is consistent with the Proverb that God has given us: "A good name is to be more desired than great riches". By doing so, we hope to remain focused on the core values that have enabled this Company to be successful.

                  Looking ahead to the year 2001 and beyond, we are very optimistic about the new opportunities that exist for Harleysville Savings. Quality financial products, service and convenience are the marks that will distinguish Harleysville Savings. We want to express our appreciation to you for the confidence that you have expressed in the management of this Company. We hope to see you at our Annual Stockholders' meeting in January.

         Sincerely,


         /s/ Edward J. Molnar
         --------------------
         Edward J. Molnar

         President and Chief Executive Officer

Board of Directors

[GRAPHIC - PHOTO OF BOARD OF DIRECTORS]

Philip A. Clemens, David J. Friesen, George W. Meschter, Paul W. Barndt, Mark R. Cummins, Edward J. Molnar, Sanford A. Alderfer

Senior Officers

[GRAPHIC - PHOTOS OF SENIOR OFFICERS]

Edward J. Molnar
President and
Chief Executive Officer

Ronald B. Geib
Executive Vice President and
Chief Operating Officer

Marian Bickerstaff
Senior Vice President and
Chief Lending Officer

Diane P. Moyer
Senior Vice President and
Corporate Secretary

Brendan J. McGill
Senior Vice President, Treasurer
and Chief Financial Officer

Managers

[GRAPHIC - PHOTOS OF MANAGERS]

Adrian D. Gordon
Vice President
and Information Systems Manager

Sheri L. Strouse
Vice President
and Branch Administrator

Michelle A. Beck
Assistant Vice President
and Security Officer

Diane M. Carlson
Assistant Vice President
and Human Resource Manager

Kathlen Clairmont
Assistant Vice President
and West Norriton Office Manager

Nathanael J. Clemmer
Assistant Vice President
Controller, and
Accounting Department Manager

H. Frances Kline
Assistant Vice President
and Sumneytown Office
Manager

Kim A. Licata
Assistant Vice President
and Loan Customer Service
Manager

Lori N. McCausland
Assistant Vice President
and Loan Administration Manager

Denise L. Monaghan
Assistant Vice President
and Hartfiled Office Manager

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Harleysville Savings Financial Corporation (the "Company"), a bank holding company, of which Harleysville Savings Bank is a wholly owned subsidiary, was formed in February 2000. For purposes of this discussion, the Company, including its wholly owned subsidiary, will be referred to as the "Company". The Company's earnings are primarily dependent upon its net interest income, which is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities outstanding. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other thrift institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. To reduce the effect of adverse changes in interest rates on its operations, the Company has adopted certain asset and liability management strategies, described below. The Company's earnings are also affected by, among other factors, other non-interest income, other expenses and income taxes.

The Company's total assets at September 30, 2000, amounted to $488.6 million, compared to $459.8 million and $417.5 million as of September 30, 1999 and 1998, respectively. Deposits as of September 30, 2000, totaled $309.8 million, compared to $303.7 million and $289.8 million at September 30, 1999 and 1998, respectively. Stockholders' equity totaled $31.4 million as of September 30, 2000, compared to $29.0 million and $26.1 million at September 30, 1999 and 1998, respectively.

During fiscal 2000, net interest income increased $870,000 or 9.14% from the prior fiscal year. This increase was the result of a 9.2% growth in the interest-earning assets, 9.6% growth in interest-bearing liabilities and an increase in the interest rate spread from 1.91% in fiscal 1999 to 1.92% in fiscal 2000. Earnings for fiscal 2000 were $3.87 million compared to $3.51 million and $3.48 million for the years ended September 30, 1999 and 1998, respectively. The Company's return on average assets (net income divided by average total assets) was 0.81% during fiscal 2000 compared to .81% and .93% during fiscal 1999 and 1998, respectively. Return on equity (net income divided by average equity) was 12.82% during fiscal 2000 compared to 12.83% during fiscal 1999 and 14.24% during fiscal 1998.

Results of Operations

The following table sets forth for and as of the periods indicated, information regarding: (i) the total dollar amounts of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets; (vi) the net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are calculated on a monthly basis.

Interest Income

Interest income on loans increased by $271,000 or 1.8% in fiscal 1998, decreased by $260,000 or 1.7% in fiscal 1999 and increased by $233,000 or 1.6% in fiscal 2000 from the respective prior years. During fiscal 1998, the Company experienced an increase in the average balance of mortgage loans of $4.5 million or 2.4% and an increase of 0.1% and the yield did not change. Likewise, during fiscal 1999, the Company experienced an increase in the average balance of mortgage loans of $1.9 million or 1.0% and the yield increased by .2%. During fiscal 2000, the average balance of mortgage loans increased $6.7 million or 3.5% and the yield decreased by .1%. The increase in the balance of mortgage loans reflects the Company's ability to originate mortgage loans despite an increase in refinancing of existing loans. The majority of loans originated during the year were adjustable rate mortgages. The interest income on mortgage-backed securities reflected an increase of $26.3 million or 26.8% in the average balance and a 0.7% increase in yield earned during fiscal 2000. The increase in the balance of mortgage-backed securities reflects the need the Company had for mortgage-related products that the Company was not able to originate in the local market area. The Company needed a higher volume of loans during fiscal 1999 and 2000 to offset the lower interest rate spread. The decrease in interest income on consumer and other loans reflected a small decrease in the average balance of $2,000 or .03%, which was offset by a increase in the yield to 7.70%.

Interest and dividends on investments increased by $295,000 or 7.2% in fiscal 1998 and decreased by $3,000 or 1.0% in fiscal 1999 over the respective prior years. During fiscal 1998, the increase resulted from a $7.3 million or 11.6% growth in the average balance offset by a 0.3% decrease in the yield earned. During fiscal 1999, the decrease resulted from a $2.5 million or 3.6% growth in the average balance and the yield decreased 0.2%. During fiscal 2000, the average balance increased $8.0 million or 10.9% and the yield decreased 0.4% to produce the $811,000 or 18.4% increase in interest and dividends on investments. The increase in the average balance reflects funds that will be able to be redeployed into higher earning assets as the market permits.

Interest Expense

Interest expense on deposits increased by $1.2 million or 9.5% in fiscal 1998, by $13,000 or .09% in fiscal 1999 and increased by $868,000 or 6.1% in fiscal 2000 as compared to the respective prior years. In fiscal 1998, the average balance increased $17.7 million or 6.8% in addition to a 0.1% increase in the average rate paid. In fiscal 1999, the average balance increased $12.4 million or 4.5% with a 0.2% decrease in the average rate paid. Likewise, in fiscal 2000, the average balance increased $12.0 million or 4.1% with a 0.09% increase in the average rate paid. The increase in the average balance reflects normal savings activity for the Company. The average rate paid on deposits was 5.2% for the year ended September 30, 2000, compared to 4.9% and 5.1% for the years ended September 30, 1999 and 1998, respectively. During fiscal 2000, the treasury rates increased. Thus, the average rate paid on deposits increased for the financial industry. This has resulted in a higher cost of funds for the financial industry. The successful results the stock market has experienced over the past five years has provided a major source of competition for savings deposits.


                                                                 For The Year Ended September 30, As of

                                -------------------------------------------------------------------------------------
                                   1998                                       1999
                                ----------------------------------------  -------------------------------------------
                                  Average                      Yield/        Average                        Yield/
                                  Balance      Interest         Rate         Balance        Interest         Rate
                                -----------   ----------   -------------  -------------   ------------   ------------
Interest-earning assets:
  Mortgage loans                 $ 190,535     $ 15,092           7.92%       $192,388       $ 14,832          7.71%
  Mortgage-backed securities        46,360        2,985           6.44%         98,155          6,003          6.12%
  Consumer and other loans          59,559        4,635           7.78%         59,910          4,468          7.46%
  Investments                       70,708        4,416           6.25%         73,255          4,413          6.02%
                                -----------   ----------   -------------  -------------   ------------   ------------
Total interest-earning

    assets                         367,162       27,128           7.39%        423,708         29,716          7.01%
                                -----------   ----------   -------------  -------------   ------------   ------------

Interest-bearing liabilities:
  Deposits                         277,901       14,182           5.10%        290,285         14,169          4.88%
  Borrowings                        64,435        3,767           5.85%        105,462          6,031          5.72%
                                -----------   ----------   -------------  -------------   ------------   ------------

Total interest-bearing

    liabilities                    342,336       17,949           5.24%        395,747         20,200          5.10%
                                -----------   ----------   -------------  -------------   ------------   ------------

Net interest income/interest

    rate spread                                 $ 9,179           2.15%                       $ 9,516          1.91%
                                              ==========   =============                  ============   ============

Net interest-earning assets/
   net yield on interest-
   earning assets (1)             $ 24,826                        2.50%       $ 27,961                         2.25%
                                ===========                =============  =============                  ============

Ratio of interest-earning
   assets to interest-
  bearing liabilities                                            107.3%                                       107.1%
                                                           =============                                 ============


                                                                                  As of
                                                                                 Sept 30,
                                -----------------------------------------------------------
                                    2000                                          2000
                                 -------------------------------------------  -------------
                                    Average                        Yield/
                                    Balance       Interest          Rate           Rate
                                 ------------   ------------   -------------  -------------
Interest-earning assets:
  Mortgage loans                    $199,109       $ 15,065           7.57%          7.53%
  Mortgage-backed securities         124,418          8,427           6.77%          7.01%
  Consumer and other loans            58,009          4,467           7.70%          7.94%
  Investments                         81,215          5,223           6.43%          6.92%
                                 ------------   ------------   -------------  -------------
Total interest-earning

    assets                           462,751         33,182           7.17%          7.33%
                                 ------------   ------------   -------------  -------------

Interest-bearing liabilities:
  Deposits                           302,269         15,037           4.97%          5.27%
  Borrowings                         131,514          7,758           5.90%          6.10%
                                 ------------   ------------   -------------  -------------

Total interest-bearing

    liabilities                      433,783         22,795           5.25%          5.54%
                                 ------------   ------------   -------------  -------------

Net interest income/interest

    rate spread                                    $ 10,387           1.92%          1.79%
                                                ============   =============  =============

Net interest-earning assets/
   net yield on interest-
   earning assets (1)               $ 28,968                          2.24%
                                 ============                  =============

Ratio of interest-earning
   assets to interest-
  bearing liabilities                                                106.7%
                                                               =============


(1) Net interest income divided by average interest-earning assets (2) Loan fee income is immaterial to this analysis


The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes in rate/volume (determined by multiplying the change in rate by the change in volume) have been allocated to the change in rate or the change in volume based upon the respective percentages of their combined totals.



                                                        Fiscal 1999 Compared                      Fiscal 2000 Compared
                                                           to Fiscal 1998                            to Fiscal 1999
                                                         Increase (Decrease)                      Increase (Decrease)
                                                  ----------------------------------        --------------------------------
                                                    Volume       Rate        Total           Volume      Rate       Total
                                                  ----------   ---------   ---------        ---------   --------  ----------
Interest income on interest-earning assets:
     Mortgage loans                                   $ 146      $ (406)     $ (260)           $ 512     $ (279)      $ 233
     Mortgage-backed securities                       3,175        (157)      3,018            1,729        695       2,424
     Consumer and other loans                            27        (195)       (168)            (144)       143          (1)
      Investments                                       156        (159)         (3)             500        310         810
                                                  ----------   ---------   ---------        ---------   --------  ----------

        Total                                         3,504        (917)      2,587            2,597        869       3,466
                                                  ----------   ---------   ---------        ---------   --------  ----------

Interest expense on interest-bearing liabilities:

     Deposits                                           618        (631)       (13)             593         275         868
     Borrowings                                       2,348         (85)     2,263             1,531        197       1,728
                                                  ----------   ---------   ---------        ---------   --------  ----------

        Total                                         2,966        (716)      2,250            2,124        472       2,596
                                                  ----------   ---------   ---------        ---------   --------  ----------

Net change in net interest income                     $ 538      $ (201)      $ 337            $ 473      $ 397       $ 870
                                                  ==========   =========   =========        =========   ========  ==========

Interest expense on borrowings increased by $1.4 million or 56.2% in fiscal 1998, increased by $2.3 million or 60.1% in fiscal 1999 and increased by $1.7 million or 28.6% in fiscal 2000 as compared to the respective prior years. The increase in interest expense during fiscal 2000 was the result of a $26.1 million or 24.7% increase in the average balance of borrowings and an increase of .18% in the average rate paid. Borrowings were primarily obtained during fiscal 2000 to fund the purchase of mortgage-backed securities and long term fixed-rate mortgages. Long term FHLB advances were used to match the maturity terms of these mortgage products.

Net Interest Income

Net interest income increased by $56,000 or .6% in fiscal 1998, by $337,000 or 3.7% in fiscal 1999, and by $870,000 or 9.1% in fiscal 2000 over the respective prior periods. The improvements in the net interest income in each year were due to a higher amount of interest-earning assets offset by a reduction in the interest rate spread.

Provision for Loan Losses

The provision for loan losses amounted to $120,000, and $17,000 for the years ended September 30, 1998 and 1999, respectively. There was no provision made for the year ended September 30, 2000. Management establishes reserves for losses on slow loans and real estate acquired by foreclosure when it determines that losses are anticipated to be incurred on the underlying properties. The adequacy of loan loss reserves is based upon a regular monthly review of loan delinquencies and "classified assets", as well as local and national economic trends. Although management has currently established no specific reserves for losses, no assurance can be given as to whether future specific reserves may be required. The allowance for loan losses totaled $2.0 million or 0.8% of total loans at September 30, 1999 and 2000.

Other Income

The Company's total other operating income decreased from $554,000 in fiscal 1998 to $486,000 in fiscal 1999 and increased to $552,000 in fiscal 2000. The decrease from 1998 to 1999 reflected a slight decrease in other income and the gain on sale of loans. The increase from 1999 to 2000 reflected an increase in other income and gain on the sales of loans which was based on more loans being sold in fiscal 2000.

Other income, which consists primarily of income from fees on demand accounts, loan servicing fees, the sale of non-deposit products, insurance commissions and loan late charges, increased by $29,000 or 6.9% and decreased by $2,000 or .4% during fiscal years 1998 and 1999 respectively. During fiscal 2000, other income increased by $61,000 or 13.6% over the prior comparable fiscal years. The fees which comprise other income are set by the Company at a level which is intended to cover the cost of providing the related services to customers.

Other Expenses

Salaries and employee benefits increased by $145,000 or 6.9% in fiscal 1998, by $152,000 or 6.8% in fiscal 1999 and by $341,000 or 14.3% in fiscal 2000 as compared to prior respective fiscal years. The increased expenses of salaries and employee benefits during the periods are attributable to increased staffing needs, normal salary increases and increased employee benefit expenses.

Occupancy and equipment expense increased by $112,000 or 12.8% in fiscal 1998, by $171,000 or 17.4% in fiscal 1999 and decreased by $122,000 or 10.6% in fiscal 2000 as compared to the prior respective fiscal years. The decrease during fiscal 2000 was attributable to lower furniture and fixtures expense.

Deposit insurance premiums increased by $48,000 or 38.5% in fiscal 1998, decreased by $1,000 or .5% in fiscal 1999, and decreased by $80,000 or 46.3% in fiscal 2000 over the prior respective fiscal years. The increase during fiscal 1998 is due to the increase in the amount of the Company's insurable deposits and the payment of the premiums for all four quarters compared with fiscal 1997, where premiums were due for only three quarters. The slight decrease in 1999 is the result of the average insurable deposit balance remaining relatively constant. The decrease in 2000 is the result of the sharing of FICO bond interest payments by all FDIC insured institutions, the premium was reduced an additional 2.2 basis points effective January 1, 2000.

Other expenses, which consist primarily of advertising expenses, directors' fees, ATM network fees, professional fees, checking account costs, stock holders expense, and insurance premiums, increased by $63,000 or 5.8% in fiscal 1998, increased by $8,000 or .7% in fiscal 1999, and increased by $383,000 or 33.5% in fiscal 2000 over the prior respective fiscal years. The current year increase is due to additional stockholders and audit expenses attributable to the formation of the Financial Corporation. As to the additional increases, management considers these normal increases after the effects of inflation and the growth in the size of the Company.

Income Taxes

The Company recorded income tax provisions of $1.6 million for fiscal year 1998, $1.6 million for fiscal year 1999 and $1.7 million for fiscal year 2000. Note 11 of the "Notes to Financial Statements" provides an analysis of the provision for income taxes.

Asset and Liability Management

The Company has instituted programs designed to decrease the sensitivity of its earnings to material and prolonged increases in interest rates. The principal determinant of the exposure of Harleysville Savings' earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities of such assets and liabilities were perfectly matched, and if the interest rates borne by its assets and liabilities were equally flexible and moved concurrently, neither of which is the case, the impact on net interest income of rapid increases or decreases in interest rates would be minimized. Harleysville Savings' asset and liability management policies seek to increase the interest rate sensitivity by shortening the repricing intervals and the maturities of the Company's interest-earning assets. Although management of the Company believes that the steps taken have reduced the Company's overall vulnerability to increases in interest rates, the Company remains vulnerable to material and prolonged increases in interest rates during periods in which its interest rate sensitive liabilities exceed its interest rate sensitive assets.

The authority and responsibility for interest rate management is vested in the Company's Board of Directors. The Chief Executive Officer implements the Board of Directors' policies during the day-to-day operations of the Company. Each month, the Chief Executive Officer presents the Board of Directors with a report which outlines the Company's asset and liability "gap" position in various time periods. The "gap" is the difference between interest-earning assets and interest-bearing liabilities which mature or reprice over a given time period. He also meets weekly with the Company's other senior officers to review and establish policies and strategies designed to regulate the Company's flow of funds and coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Company's assets and liabilities is to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates and maintaining the quality of the Company's assets.

Harleysville Savings has been able to improve the interest rate sensitivity of its assets as the result of origination of ARMs (Adjustable Rate Mortgages). ARMs represented 22.7%, 20.8% and 55.9% of the total mortgage loan portfolio originations during fiscal years 1998, 1999 and 2000, respectively. As of September 30, 2000, approximately $76.1 million or 35.4% of the Company's portfolio of real estate loans were ARMs, compared to being $70.5 million or 35.3% of the portfolio on September 30, 1999. The increase in the dollar amount of ARMs was a result of higher interest rates that persisted throughout fiscal 2000 which resulted in the consumer favoring adjustable rate mortgages.

The following table summarizes the amount of interest-earning assets and interest-bearing liabilities outstanding as of September 30, 2000, which are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amounts of assets or liabilities shown which mature or reprice during a particular period were determined in accordance with the contractual terms of the asset or liability. Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid.

The passbook accounts, negotiable order of withdrawal ("NOW") accounts and money market deposit accounts, are included in the "Over 5 Years" categories based on managements beliefs that these funds are core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments.

The following table does not necessarily indicate the impact of general interest rate movements on Harleysville Savings' net interest income because the repricing of certain categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, certain assets and liabilities indicated as repricing within a stated period may in fact reprice at different rate levels.




                                                          1 Year        1 to 3       3 to 5         Over 5
                                                         or less         Years        Years          Years              Total
                                                         -------         -----        -----          -----              -----
Interest-earning assets:
  Mortgage loans                                        $ 44,801       $ 34,467      $ 24,998       $ 103,651         $ 207,917
  Mortgage-backed securities                              46,390         19,566        11,551          46,237           123,744
  Consumer and other loans                                24,896         16,383         9,301           6,152            56,732
  Investment securities and other investments             14,491          6,500         7,000          58,046            86,037
                                                        --------       --------      --------       ---------          --------

Total interest-earning assets                            130,578         76,916        52,850         214,086           474,430
                                                        --------       --------      --------       ---------          --------

Interest-bearing liabilities:

   Passbook and Club accounts                                  -              -             -          16,529            16,529
   NOW accounts                                                -              -             -           2,396             2,396
   Money Market Deposit accounts                               -              -             -          25,158            25,158
   Choice Savings                                          6,193                                       18,578            24,771
   Certificate accounts                                  164,656         70,148         6,178               -           240,982
   Borrowed money                                         58,451         50,315        28,703           7,665           145,134
                                                        --------       --------      --------       ---------          --------

Total interest-bearing liabilities                       229,300        120,463        34,881          70,326           454,970
                                                        --------       --------      --------       ---------          --------

Repricing GAP during the period                         $(98,722)      $(43,547)     $ 17,969       $ 143,760          $ 19,460
                                                        ========       ========      ========       =========          ========


Cumulative GAP                                          $(98,722)     $(142,269)    $(124,300)       $ 19,460
                                                        ========      =========     =========        ========

Ratio of GAP during the period to total assets            -20.21%         -8.91%         3.68%          29.43%
                                                        ========      =========     =========        ========

Ratio of cumulative GAP to total assets                   -20.21%        -29.12%       -25.44%           3.98%
                                                        ========      =========     =========        ========

Liquidity and Capital Resources

The Company's assets increased from $417.5 million as of September 30, 1998, to $459.8 million as of September 30, 1999, and to $488.6 million as of September 30, 2000. Stockholders' equity increased from $26.1 million as of September 30, 1998, to $29.0 million as of September 30, 1999, and to $31.4 million as of September 30, 2000. As of September 30, 2000, stockholders' equity amounted to 6.4% of Harleysville Savings' total assets under generally accepted accounting principles ("GAAP").

For a financial institution, liquidity is a measure of the ability to fund customers' needs for loans and deposit withdrawals. Harleysville Savings regularly evaluates economic conditions in order to maintain a strong liquidity position. One of the most significant factors considered by management when evaluating liquidity requirements is the stability of the Company's core deposit base. In addition to cash, the Company maintains a portfolio of short-term investments to meet its liquidity requirements. Harleysville Savings also relies upon cash flow from operations and other financing activities, generally
short-term  and  long-term  debt.   Liquidity  is  also  provided  by  investing
activities  including  the  repayment  and  maturity  of  loans  and  investment securities as well as the management of asset sales when considered necessary. The Company also has access to and sufficient assets to secure lines of credit and other borrowings in amounts adequate to fund any unexpected cash requirements.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since prices are affected by inflation to a larger extent than interest rates.

Forward-Looking Statements

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. In addition, in those and other portions of this document, the words "anticipate," "believe," "estimate," "except," "intend," "should" and similar expressions, or the negative thereof, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future-looking events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements.

INDEPENDENT AUDITORS' REPORT

To the President, Board of Directors and Stockholders of Harleysville Savings Financial Corporation and Subsidiary, Harleysville, Pennsylvania:

We have audited the consolidated statements of financial condition of Harleysville Savings Financial Corporation and subsidiary (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
October 27, 2000


Consolidated Statements of Financial Condition

                                                                                      September 30,
                                                                             2000                     1999
------------------------------------------------------------------------------------------------------------------
Assets

Cash and amounts due from depository institutions                             $ 1,224,634             $ 1,273,990
Interest bearing deposits in other banks                                        2,855,568               2,681,828
                                                                     ---------------------     -------------------

     Total cash and cash equivalents                                            4,080,202               3,955,818
Investment securities held to maturity
     (fair value - 2000, $69,463,000; 1999, $59,201,000)                       71,280,841              61,014,582
Investment securities available-for-sale at fair value                          3,309,736               3,201,932
Mortgage-backed securities held to maturity
     (fair value - 2000, $114,182,000; 1999, $114,497,000)                    116,303,730             116,778,337
Mortgage-backed securities available-for-sale at fair value                     7,440,453               7,915,919
Loans receivable (net of allowance for loan losses -
     2000, $2,038,000; 1999, $2,040,000)                                      262,774,378             252,259,611
Accrued interest receivable                                                     3,246,714               2,895,109
Federal Home Loan Bank stock - at cost                                          7,365,200               6,472,900
Office properties and equipment,net                                             4,449,921               4,677,886
Deferred income taxes                                                            306,761                 304,060
Prepaid expenses and other assets                                               7,995,955                 371,568
                                                                     ---------------------     -------------------

TOTAL ASSETS                                                                $ 488,553,891            $459,847,722
                                                                     =====================     ===================


Liabilities and Stockholders' Equity
Liabilities:

     Deposits                                                               $ 309,835,810            $303,660,099
     Advances from Federal Home Loan Bank                                     145,134,283             125,179,928
     Accrued interest payable                                                     824,672                 601,813
     Advances from borrowers for taxes and insurance                              719,591                 874,167
     Accounts payable and accrued expenses                                       641,148                 569,068
                                                                                 --------                -------

     Total liabilities                                                        457,155,504             430,885,075
                                                                     ---------------------     -------------------

Commitments

Stockholders' Equity:
Preferred Stock:  $.01 par value;
7,500,000 shares authorized; none issued
Common stock:  $.01 par value; 15,000,000
shares authorized; issued and outstanding,
2000, 2,285,051 shares; 1999, 2,256,750 shares                                     22,851                  22,568
Paid-in capital in excess of par                                                7,119,387               6,829,794
Treasury stock, at cost (49,900 shares)                                          (714,163)                      -
Retained earnings - partially restricted                                       25,076,313              22,211,041
Accumulated other comprehensive loss                                             (106,001)               (100,756)
                                                                     ---------------------     -------------------

Total stockholders' equity                                                     31,398,387              28,962,647
                                                                     ---------------------     -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 488,553,891            $459,847,722
                                                                     =====================     ===================

See notes to consolidated financial statements

Consolidated Statements of Income

                                                                               Year Ended September 30,

                                                                      2000               1999                1998
------------------------------------------------------------------------------------------------------------------------
Interest Income:

Interest on mortgage loans                                           $15,064,856        $14,832,086         $15,091,871
Interest on mortgage-backed securities                                 8,426,701          6,002,879           2,985,183
Interest on consumer and other loans                                   4,466,858          4,468,156           4,635,388
Interest and dividends on investments                                  5,223,322          4,412,768           4,415,987
                                                                -----------------  -----------------   -----------------

Total interest income                                                 33,181,737         29,715,889          27,128,429
                                                                -----------------  -----------------   -----------------

Interest Expense:

Interest on deposits                                                  15,037,450         14,169,061          14,181,937
Interest on borrowings                                                 7,757,625          6,030,367           3,766,997
                                                                -----------------  -----------------   -----------------

Total interest expense                                                22,795,075         20,199,428          17,948,934
                                                                -----------------  -----------------   -----------------

Net Interest Income                                                   10,386,662          9,516,461           9,179,495
Provision for Loan Losses                                                      -             16,579             119,817
                                                                -----------------  -----------------   -----------------

Net Interest Income after Provision for Loan Losses                   10,386,662          9,499,882           9,059,678
                                                                -----------------  -----------------   -----------------

Other Income:

Gain on sales of loans                                                    40,245             35,120             101,052
Other income                                                             512,071            450,842             452,644
                                                                -----------------  -----------------   -----------------

Total other income                                                       552,316            485,962             553,696
                                                                -----------------  -----------------   -----------------

Other Expenses:

Salaries and employee benefits                                         2,729,174          2,388,307           2,236,046
Occupancy and equipment                                                1,030,401          1,152,407             981,434
Deposit insurance premiums                                                92,439            171,999             172,929
Other                                                                  1,528,087          1,145,036           1,137,201
                                                                -----------------  -----------------   -----------------

Total other expenses                                                   5,380,101          4,857,749           4,527,610
                                                                -----------------  -----------------   -----------------

Income before Income Taxes                                             5,558,877          5,128,095           5,085,764

Income tax expense                                                     1,701,980          1,622,000           1,605,000
                                                                -----------------  -----------------   -----------------

Net Income                                                            $3,856,897         $3,506,095          $3,480,764
                                                                =================  =================   =================


Earnings Per Share:

   Basic                                                                  $ 1.71             $ 1.56              $ 1.57
                                                                =================  =================   =================
   Diluted                                                                $ 1.70             $ 1.53              $ 1.52
                                                                =================  =================   =================

Weighted Average Shares Outstanding:

   Basic                                                               2,252,308          2,244,055           2,225,802
                                                                =================  =================   =================
   Diluted                                                             2,275,764          2,294,532           2,300,501
                                                                =================  =================   =================


See notes to consolidated financial statements

Consolidated Statements of Comprehensive Income

                                                                            2000          1999            1998
-----------------------------------------------------------------------------------------------------------------
Net Income                                                             $ 3,856,897    $ 3,506,095    $ 3,480,764

Other Comprehensive Income (Loss)

Unrealized (loss) gain on securities net of tax ( benefit) or
expense -- 2000, ($54,606); 1999, ($51,905); 1998, $9,579                   (5,245)      (119,351)       72,220
                                                                            -------      ---------       ------

Total Comprehensive Income                                             $ 3,851,652    $ 3,386,744    $ 3,552,984
                                                                      ============= =============== =============


Consolidated Statements of Stockholders' Equity



Consolidated Statements of Stockholders' Equity


                                                       Paid-in      Retained     Accumulated               Employee
                                                       Capital      Earnings-       Other                   Stock      Total
                                           Common     in Excess     Partially   Comprehensive   Treasury  Ownership Stockholders'
                                            Stock      of Par     Restricted   (Loss) Income     Stock       Plan      Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1997                 16,616    6,199,372    16,769,611       (53,625)               (60,026)   22,871,948


Net Income                                                         3,480,764                                          3,480,764
Issuance of Common Stock                      151      348,931                                                          349,082
Dividends - $.44 per share                                          (734,243)                                          (734,243)
Repayment of ESOP debt                                                                                     60,026        60,026
Change in unrealized holding loss
  on available-for-sale securities, net
  of tax                                                                            72,220                               72,220
                                         --------- ------------ -------------  ------------  ----------- --------- -------------

Balance at September 30, 1998              16,767    6,548,303    19,516,132        18,595            --        --    26,099,797


Net Income                                                         3,506,095                                          3,506,095
Issuance of Common Stock                      207      287,085                                                          287,292
Stock Split                                 5,594       (5,594)                                                               -
Dividends - $. 36 per share                                         (811,186)                                          (811,186)
Change in unrealized holding gain                                                                                             -
  on available-for-sale securities, net
  of tax
                                                                                  (119,351)                            (119,351)
                                         --------- ------------ -------------  ------------  ----------- --------- -------------

Balance at September 30, 1999              22,568    6,829,794    22,211,041      (100,756)           --        --    28,962,647


Net Income                                                         3,856,897                                          3,856,897
Issuance of Common Stock                      283      289,593                                                          289,876
Dividends - $.44  per share                                         (991,625)                                          (991,625)
Treasury stock purchased (49,900 shares)                                                     $ (714,163)               (714,163)
Change in unrealized holding loss                                                                                             -
  on available-for-sale securities, net                                                                                       -
  of tax                                                                                                                      -
                                                                                    (5,245)                              (5,245)
                                         --------- ------------ -------------  ------------  ----------- --------- -------------

Balance at September 30, 2000            $ 22,851   $7,119,387   $25,076,313    $ (106,001)  $ (714,163)      $ -  $ 31,398,387
                                         ========= ============ =============  ============  =========== ========= =============

Consolidated Statement of Cash Flows

                                                                                             Year Ended September 30,
                                                                                      2000             1999                1998
----------------------------------------------------------------------------------------------------------------------------------
Operating Activities:

Net Income                                                                          $ 3,856,897      $ 3,506,095      $ 3,480,764
Adjustments to reconcile net income to
    net cash provided by (used in) operating activities:
    Provision for loan losses                                                                             16,579          119,817
    Depreciation                                                                        426,771          309,410          277,904
    Deferred income taxes                                                                 3,557           90,000            7,641
    Realized gain on sales of loans                                                     (40,245)         (35,120)        (101,052)
    Realized gain on sale of real estate owned                                          (13,606)
    Proceeds from the sale of loans held for sale                                     3,369,004        2,879,561        5,696,900
    Amortization of deferred loan fees                                                 (139,351)        (320,711)        (402,699)
Changes in assets and liabilities which provided (used) cash:
    Increase (decrease) in accounts payable and accrued expenses
      and income taxes payable                                                           72,080          131,111         (773,331)
    (Increase) decrease in prepaid expenses and other assets                         (7,624,387)          93,249          285,724
    (Increase) decrease in accrued interest receivable                                 (351,605)         220,098         (293,512)
    Increase in accrued interest payable                                                222,859           77,072          260,871
                                                                                  --------------   --------------   --------------

Net cash (used in) provided by operating activities                                    (218,026)       6,967,344        8,559,027
                                                                                  --------------   --------------   --------------


Investing Activities:

Purchase of mortgage-backed securities held to maturity                             (13,038,000)     (63,346,162)     (68,025,542)
Purchase of mortgage-backed securities available-for-sale                                             (4,902,126)
Purchase of investment securities held to maturity                                  (11,747,185)     (47,859,407)     (41,562,507)
Purchase of investment securities available-for-sale                                   (112,069)      (1,549,213)
Proceeds from maturities of investment securities available-for-sale                                                    2,000,000
Purchase of FHLB stock                                                                 (892,300)      (1,475,200)      (2,488,200)
Proceeds from maturities of investment securities                                     1,480,926       37,466,988       39,401,215
Principal collected on long-term loans & mortgage-backed securities                  60,356,491       84,653,788       70,048,479
Long-term loans originated or acquired                                              (60,199,446)     (62,646,388)     (74,827,218)
Purchases of premises and equipment                                                    (198,806)        (947,658)        (662,251)
Proceeds from sale of real estate owned                                                 133,221
                                                                                  --------------   --------------   --------------

Net cash used in investing activities                                               (24,217,168)     (60,605,378)     (76,116,024)
                                                                                  --------------   --------------   --------------


Financing Activities:

Net (decrease) increase in demand deposits, NOW accounts
    and savings accounts                                                             (5,527,563)      20,773,715        4,815,751
Net increase (decrease) in certificates of deposit                                   11,703,274       (6,940,988)      11,238,374
Cash dividends                                                                         (991,625)        (811,186)        (734,243)
Net increase in FHLB advances                                                        19,954,355       25,226,820       53,599,175
Purchase of treasury stock                                                             (714,163)
Net proceeds from issuance of stock                                                     289,876          287,292          349,082
Net (decrease) increase in advances from borrowers for taxes and insurance             (154,576)         184,273          (14,438)
                                                                                  --------------   --------------   --------------

Net cash provided by financing activities                                            24,559,578       38,719,926       69,253,701
                                                                                  --------------   --------------   --------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        124,384      (14,918,108)       1,696,704

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        3,955,818       18,873,926       17,177,222
                                                                                  --------------   --------------   --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $ 4,080,202      $ 3,955,818      $18,873,926
                                                                                  ==============   ==============   ==============


Supplemental Disclosure of Cash Flow Information- Cash paid during the period for:

      Interest (credited and paid)                                                  $22,572,216     $ 20,122,356      $17,688,063
      Non cash transfer from loans to real estate owned                                 119,615


See notes to consolidated financial statements

Notes to Consolidated Financial Statements

1.  Nature of Operations and Organizational Structure

On February 25, 2000, Harleysville Savings Bank (the "Bank") completed its Agreement and Plan of Reorganization ("Agreement") pursuant to which the Bank was reorganized into a holding company form of ownership. The Agreement was subject to approval by the Pennsylvania Department of Banking, the Board of Governors of the Federal Reserve System and approved by the stockholders of the Bank. Harleysville Savings Financial Corporation (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania. It was formed for the purpose of becoming the bank holding company of the Bank though the issuance and exchange of its stock pursuant to the agreement and the concurrent acquisition of 100% of the common stock of the Bank. In connection with the Reorganization, each share of the Bank's common stock, ("Bank Common Stock"), was converted into one share of the Company's common stock, ("Company Common Stock"). The result of the Reorganization of the Bank was that the Company became the owner of all of the outstanding shares of Bank Common Stock and each stockholder of the Bank became the owner of one share of the Company Common Stock for each share of bank Common Stock held by him or her immediately prior thereto.

   Harleysville Savings Financial Corporation (the "Company"), is a bank holding company that is regulated by the Federal Reserve Bank of Philadelphia. Harleysville Savings Bank is a wholly owned subsidiary and is regulated by the FDIC and the Pennsylvania Department of Banking. The Bank is principally in the business of attracting deposits through its branch offices and investing those deposits, together with funds from borrowings and operations, primarily in single family residential and consumer loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company, the Bank, and the Banks wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Investments and Mortgage-Backed Securities - The Company accounts for debt and equity securities as follows:

    Held to Maturity - Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

    Available for Sale - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized.

Interest on Loans - Interest on loans is recognized as income when earned. The Company does not recognize interest on loans deemed to be uncollectible.

Allowance for Loan Losses - Allowances for loan losses primarily include charges to reduce the recorded balances of mortgage loans receivable. The charges can represent a general reserve on the entire mortgage portfolio or specific reserves for individual loans.

    Allowances are provided for specific loans when losses are probable and can be estimated. When this occurs, management considers the remaining principal balance and estimated net realizable value of the property collateralizing the loan. Current and future operating and/or sales conditions are considered. These estimates are susceptible to changes that could result in material adjustments to results of operations. Recovery of the carrying value of such loans is dependent, to a great extent, on economic, operating and other conditions that may be beyond management's control.

    Loan loss reserves are established as an allowance for losses based on the perceived risk of loss in the loan portfolio. In assessing risk, management considers historical experience, volume and composition of lending conducted by the Company, industry standards, status of nonperforming loans, general economic conditions as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. An adjustment to the carrying value of a loan through the provision for loan losses occurs when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan.

Real Estate Owned - Real estate owned is initially recorded at the lower of carrying value of the loan or fair value at the date of foreclosure less estimated costs to dispose. Costs relating to the development and improvement of the property are capitalized, and those relating to holding the property are charged to expense.

Office Properties and Equipment - Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

Deferred Loan Fees - The Company recognizes loan fees and certain direct loan origination costs in accordance with Financial Accounting Standards ("SFAS") No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases. SFAS No. 91 requires the deferral of all loan fee income, net of certain direct loan origination costs. Net deferred loan fees are accreted into income as a yield adjustment over the life of the loan using the interest method. SFAS No. 91 permits the deferral only of direct loan origination costs relating to successful loan origination efforts, not idle time or overcapacity.

Income Taxes - Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company accounts for transfers and servicing of financial assets in accordance with SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. It requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the asset sold, if any, and retained interest, if any, based on their relative fair values at the date of transfer. It also provides implementation guidance for servicing of financial assets, securitizations, loan syndications and participations and transfers of loan receivables with recourse.

Accounting for Stock Options - The Company accounts for stock-based compensation in accordance with the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. This method calculates compensation expense using the intrinsic value method, which recognizes as expense the difference between the market value of the stock and the exercise price at grant date. The Company has not recognized any compensation expense under this method. The Company adopted the reporting disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, which requires the Company to disclose the pro forma effects of accounting for stock-based compensation using the fair value method as described in the accounting requirements of SFAS No. 123. As permitted by SFAS No. 123, the Company continues to account for stock-based compensation under APB Opinion No. 25.

Accounting for Comprehensive Income - During 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires disclosure of, as a component of comprehensive income, amounts from transactions and other events, which are currently excluded from the statement of income and are recorded directly to stockholders' equity.

Accounting for Earnings Per Share - Basic earnings per common share is computed based on the weighted average number of shares outstanding. Diluted earnings per share is computed based on the weighted average number of shares outstanding, increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options (treasury stock method). These purchases were assumed to have been made at the average market price of the common stock. On January 27, 1999, the Company's Board of Directors declared a special four-for-three stock split effective February 24, 1999, to stockholders of record on February 10, 1999. Accordingly, earnings per share for the year ended September 30, 1998 has been restated to reflect the increased number of shares outstanding. The weighted average shares outstanding used to calculate earnings per share were as follows:

                                           Year Ended September 30,
                                        2000         1999          1998
------------------------------------------------------------------------------

Average shares
outstanding - basic                  2,252,308     2,244,055     2,225,802
Increase in shares due
to options - diluted                    23,456        50,477        74,699
                                     ---------     ---------     ---------

Adjusted shares
outstanding - diluted                2,275,764     2,294,532     2,300,501
                                     ---------     ---------     ---------



Cash Surrender Value of Life Insurance - The Company is the beneficiary of insurance policies on the lives of officers and some employees of the bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

Accounting for Derivative Instruments and Hedging Activities - In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted the provisions of SFAS No. 133, as amended by SFAS Nos. 137 and 138, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues", as of October 1, 2000. The Company believes that it has properly identified all derivative instruments and any embe3dded derivative instruments. Currently, no embedded derivative require bifurcation. The Company currently does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation. The adoption of SFAS No. 133 on October 1, 2000 did not have a material effect on the Company's financial position or results of operations.

Interest Rate Risk - The Company is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 2000, the Company's assets that earned interest at fixed interest rates were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

     At September 30, 2000, the Company had interest-earning assets of approximately $474,430,000 having a weighted average effective yield of 7.33% and interest-bearing liabilities of approximately $454,970,000 having a weighted average effective interest rate of 5.54%. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the fair value of long-term assets and net interest income.

Use of Estimates in Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expenses during the reporting period. The most significant of these estimates is the allowance for loan losses. Actual results could differ from those estimates.

Reclassification - Certain items in the 1999 and 1998 financial statements have been reclassified to conform with the presentation in the 2000 consolidated financial statements.

3. INVESTMENT SECURITIES HELD TO MATURITY

A comparison of cost and approximate fair value of investment securities, by maturities, is as follows:

                                                                                     September 30, 2000
                                                                                  Gross             Gross
                                                                Amortized      Unrealized        Unrealized    Approximate
                                                                  Cost            Gains            Losses      Fair Value

---------------------------------------------------------------------------------------------------------------------------
U.S. Government Agencies
      Due after 2 years through 5 years                        $16,500,000                      $ (386,000)    $16,114,000
      Due after 5 years through 10 years                        21,980,911       $ 38,090         (971,001)     21,048,000
      Due after 10 years through 15 years                       17,418,624         43,263         (703,887)     16,758,000
Tax Exempt Obligations

      Due after 15 years                                        15,381,306        232,610          (70,916)     15,543,000
                                                             --------------   ------------   --------------   -------------

Total Investment Securities                                    $71,280,841      $ 313,963      $(2,131,804)    $69,463,000
                                                             ==============   ============   ==============   =============


                                                                                     September 30, 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                                  Gross            Gross
                                                                Amortized      Unrealized       Unrealized     Approximate
                                                                  Cost            Gains           Losses       Fair Value
---------------------------------------------------------------------------------------------------------------------------
U.S. Government Agencies
      Due after 3 years through 5 years                        $11,500,000                      $ (246,000)    $11,254,000
      Due after 5 years through 10 years                        25,002,578        $ 1,281       (1,113,859)     23,890,000
      Due after 10 years through 15 years                       16,389,395         53,218         (491,613)     15,951,000
Tax Exempt Obligations

      Due after 15 years                                         8,122,609         84,835         (101,444)      8,106,000
                                                             --------------   ------------   --------------   -------------

Total Investment Securities                                    $61,014,582      $ 139,334      $(1,952,916)    $59,201,000
                                                             ==============   ============   ==============   =============


U.S. Government Agencies include structured note securities with periodic interest rate adjustments and are callable periodically by the issuing agency. These structured notes were comprised of step-up bonds with par values of $998 thousand at September 30, 2000 and 1999.

The Company has the positive intent and the ability to hold these securities to maturity. At September 30, 2000, neither a disposal, nor conditions that could lead to a decision not to hold these securities to maturity were reasonably foreseen.

4.  INVESTMENT SECURITIES AVAILABLE-FOR-SALE

A comparison of cost and approximate fair value of investment securities, by maturities, is as follows:


                                                                           September 30, 2000
                                                                        Gross              Gross

                                                 Amortized           Unrealized         Unrealized         Approximate
                                                    Cost                Gain              Losses            Fair Value
--------------------------------------------------------------------------------------------------------------------------
ARM Mutual Funds                                   $3,354,154                 $ -          $ (44,418)         $ 3,309,736
                                               ---------------      --------------     --------------    -----------------

Total Investment Securities                        $3,354,154                 $ -          $ (44,418)         $ 3,309,736
                                               ===============      ==============     ==============    =================


                                                                            September 30, 1999
--------------------------------------------------------------------------------------------------------------------------
                                                                        Gross              Gross
                                                 Amortized           Unrealized         Unrealized         Approximate
                                                    Cost                Gain              Losses            Fair Value
--------------------------------------------------------------------------------------------------------------------------
ARM Mutual Funds                                   $3,242,085                 $ -          $ (40,153)         $ 3,201,932
                                               ---------------      --------------     --------------    -----------------

Total Investment Securities                        $3,242,085                 $ -          $ (40,153)         $ 3,201,932
                                               ===============      ==============     ==============    =================

5. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

A comparison of cost and approximate fair value of mortgage-backed securities is as follows:

                                                                                     September 30,2000
                                                                                  Gross              Gross
                                                            Amortized           Unrealized         Unrealized           Approximate
                                                               Cost               Gains              Losses              Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Collateralized mortgage obligations                         $52,482,502          $138,918          $ (996,420)         $ 51,625,000
FHLMC pass-through certificates                               9,935,756            26,355            (110,111)            9,852,000
FNMA pass-through certificates                               21,402,545            33,968            (565,513)           20,871,000
GNMA pass-through certificates                               32,482,927             1,654            (650,581)           31,834,000
                                                     ------------------    --------------    ----------------      ----------------

Total Mortgage-Backed Securities                           $116,303,730          $200,895         $(2,322,625)         $114,182,000
                                                      ==================    ==============    ================    ==================


                                                                                     September 30,1999
                                                                                 Gross              Gross
                                                           Amortized          Unrealized         Unrealized           Approximate
                                                             Cost                Gains             Losses             Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Collateralized mortgage obligations                         $43,559,590          $ 96,166          $ (908,756)         $ 42,747,000
FHLMC pass-through certificates                               9,136,261            52,811             (94,072)            9,095,000
FNMA pass-through certificates                               26,224,652            79,902            (710,554)           25,594,000
GNMA pass-through certificates                               37,857,834            22,070            (818,904)          37,061,000
                                                                                                                        ----------
                                                      ------------------    --------------    ----------------

Total Mortgage-Backed Securities                           $116,778,337          $250,949         $(2,532,286)         $114,497,000
                                                      ==================    ==============    ================    ==================



The Company has the positive intent and ability to hold these securities to maturity. At September 30, 2000, neither a disposal nor conditions that could lead to a decision not to hold these securities to maturity, were reasonably foreseen.

6. MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE

A comparison of cost and approximate fair value of mortgage-backed securities is as follows:

                                                                                  September 30,2000
                                                                              Gross              Gross
                                                         Amortized          Unrealized        Unrealized          Approximate
                                                            Cost              Gains             Losses            Fair Value
---------------------------------------------------------------------------------------------------------------------------------
FHLMC pass-through certificates                          $2,835,053               $ -         $ (93,580)          $ 2,741,473
GNMA pass-through certificates                           4,721,589                  -           (22,609)           4,698,980
                                                         ----------                             --------           ---------
                                                                       ---------------

Total Mortgage-Backed Securities                         $7,556,642               $ -        $ (116,189)          $ 7,440,453
                                                    ================   ===============    ==============    ==================


                                                                                  September 30,1999
------------------------------------------------------------------------------------------------------------------------------
                                                                             Gross              Gross
                                                         Amortized          Unrealized        Unrealized          Approximate
                                                           Cost              Gains             Losses            Fair Value
------------------------------------------------------------------------------------------------------------------------------
FHLMC pass-through certificates                          $3,125,446               $ -        $ (101,662)          $ 3,023,784
GNMA pass-through certificates                           4,902,981                  -           (10,846)           4,892,135
                                                         ----------                             --------           ---------
                                                                       ---------------

Total Mortgage-Backed Securities                         $8,028,427               $ -        $ (112,508)          $ 7,915,919
                                                    ================   ===============    ==============    ==================

7. LOANS RECEIVABLE

Loans receivable consist of the following:

                                                                                 September 30,
                                                            2000                                              1999
------------------------------------------------------------------------------------------------------------------------------
Residential Mortgages                                      $207,928,146                                      $195,126,790
Commercial Mortgages                                            807,156                                           766,627
Construction                                                  6,579,523                                         3,885,232
Education                                                     1,414,011                                         1,347,591
Savings Account                                                 618,884                                           535,036
Home Equity                                                  44,727,366                                        49,240,261
Automobile and other                                            639,693                                           660,504
Line of Credit                                                7,888,612                                         7,175,891
                                                      ------------------                                ------------------

Total                                                       270,603,391                                       258,737,932
Undisbursed portion of loans in process                      (3,844,612)                                       (2,533,342)
Deferred loan fees                                           (1,946,270)                                       (1,904,979)
Allowance for loan losses                                    (2,038,131)                                       (2,040,000)
                                                      ------------------                                ------------------

Loans Receivable - net                                     $262,774,378                                      $252,259,611
                                                      ==================                                ==================


The Company originates and purchases both adjustable and fixed interest rate loans and mortgage-backed securities. At September 30, 2000, the composition of these loans and mortgage-backed securities, in thousands, is as follows:

                                        Fixed-Rate                                           Adjustable-Rate
                Term to Maturity                         Book Value            Term to Maturity            Book Value
                ---------------------------------------------------------     ---------------------------------------------
                 1 year or less                                 $ 1,418         1 year or less                   $ 65,438
                   1-3 years                                      7,449            1-3 years                       13,695
                   3-5 years                                     13,488            3-5 years                       12,648
                   5-15 years                                    51,163           5-15 years                       21,736
                 over 15 years                                  195,113
                                                      ------------------                                ------------------
                                                              $ 268,631                                         $ 113,517
                                                      ==================                                ==================


The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the 1-year U.S. Treasury Securities rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

At September 30, 2000, 1999 and 1998, the Company was servicing loans for others amounting to approximately $6,586,000 , $7,550,000 and $9,500,000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with the loans serviced for others, the Company held borrowers' escrow balances of approximately $31,000, $48,000, and $32,000 at September 30, 2000, 1999, and 1998, respectively.

Loans to officers and directors at September 30, 2000 and 1999, were approximately $233,867 and $256,100, respectively. Additional loans and repayments for the year ended September 30, 2000, were $0 and $6,200, respectively, and for the year ended September 30, 1999, were approximately $6,300 and $18,300, respectively.

The Company provides loans primarily in its local market area to borrowers that share similar attributes. This concentration of credit exposes the Company to a higher degree of risk in this regard.

The following schedule summarizes the changes in the allowance for loan losses:

                                          Year Ended September 30,
                                   2000              1999              1998
------------------------------------------------------------------------------
Balance, beginning of year      $ 2,040,000      $ 2,040,000      $ 1,925,000
     Provision for loan losses            -           16,579          119,817
     Amounts charged off, net        (1,869)         (16,579)          (4,817)
                                ------------   --------------   --------------
Balance, end of year            $ 2,038,131      $ 2,040,000      $ 2,040,000
                                ============   ==============   ==============

The provision for loan losses charged to expense is based upon past loan and loss experiences and an evaluation of potential losses in the current loan portfolio, including the evaluation of impaired loans under SFAS No. 114. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of September 30, 2000, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS No. 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans. At

September 30, 2000 and 1999, the Company's impaired loans consisted of smaller balance residential mortgage loans collectively evaluated for impairment. Non-performing loans (which include loans in excess of 90 days delinquent) at September 30, 2000 and 1999, amounted to approximately $184,000 and $313,000, respectively. The loans were collectively evaluated for impairment.

8. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                                           September 30,
                                                      2000              1999
-------------------------------------------------------------------------------

Investments and interest-bearing deposits         $ 1,110,222         $ 863,305
Mortgage-backed securities                            719,097           685,581
Loans receivable                                    1,417,395         1,346,223
                                                 -------------     ------------

Total                                             $ 3,246,714       $ 2,895,109
                                                 =============     ============



9. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classifications as follows:

                                                        September 30,
                                                 2000                  1999
--------------------------------------------------------------------------------

Land and buildings                           $ 4,176,671            $ 4,139,005
Furniture, fixtures and equipment              2,898,061              2,740,822
Automobiles                                       56,164                 52,263
                                           --------------       ----------------

Total                                          7,130,896              6,932,090
Less accumulated depreciation                 (2,680,975)            (2,254,204)
                                           --------------       ----------------

Net                                          $ 4,449,921            $ 4,677,886
                                           ==============       ================





10. DEPOSITS

Deposits are summarized as follows:

                                                          September 30,
                                              2000                             1999
                                                     Weighted                          Weighted
                                                     Interest                          Interest
                                       Amount          Rate            Amount            Rate
-----------------------------------------------------------------------------------------------
NOW accounts                       $10,748,610        1.25%          $11,811,986         1.23%
Checking accounts                    5,780,503        0.04%            5,372,003         0.00%
Money Market Deposit accounts       49,928,562        2.54%           54,490,438         3.60%
Passbook and Club accounts           2,395,877        3.78%            2,706,688         2.59%
Certificate accounts               240,982,258        5.79%          229,278,984         5.28%
                                ---------------    ---------      ---------------     ---------

Total Deposits                    $309,835,810        5.18%         $303,660,099         4.70%
                                ===============    =========      ===============     =========



At September 30, 2000, the amounts of scheduled maturities of certificate accounts were as follows:

For the year ended September 30:         2001                     $164,654,610
                                         2002                       56,383,345
                                         2003                       13,765,926
                                         2004                        3,932,427
                                         2005                        2,245,950
                                                             ------------------
                                                                  $240,982,258

                                                             ==================

The aggregate amount of certificate accounts in denominations of $100,000 or more at September 30, 2000 amounted to approximately $17.1 million. Deposits in excess of $100,000 are not federally insured.

Interest expense on savings deposits is composed of the following:

                                                  September 30,
                                    2000              1999            1998
--------------------------------------------------------------------------------

NOW accounts and MMDA accounts   $ 1,927,618     $ 1,706,721      $ 1,045,554
Passbook and Club accounts            53,360          58,320           72,328
Certificate accounts              13,056,472      12,404,020       13,064,055
                                -------------   -------------    -------------

Total                           $ 15,037,450    $ 14,169,061     $ 14,181,937
                                =============   =============    =============


11. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consist of the following:

                                                     September 30,
                                          2000                        1999
                                        Weighted                     Weighted
                                        Interest                     Interest
  Maturing Period           Amount        Rate           Amount        Rate
-------------------------------------------------------------------------------

 1 to  12 months        $ 21,000,000       6.71%     $ 10,300,000        5.44%
13 to  24 months           8,737,521       6.48%        6,493,431        6.40%
25 to  36 months          12,837,096       6.34%       19,694,729        6.34%
37 to  48 months           7,553,686       6.50%        5,074,137        6.51%
49 to  60 months           9,759,185       5.42%       10,436,527        5.48%
61 to  72 months          40,775,291       6.43%       22,549,949        5.98%
73 to  84 months           4,250,767       5.13%        4,900,846        5.13%
85 to 108 months          40,220,737       5.47%       45,730,309        5.42%
                       --------------   ---------   --------------   ----------
Total                  $ 145,134,283       6.10%    $ 125,179,928        5.76%
                       ==============   =========   ==============   ==========


The   advances  are   collateralized   by  Federal  Home  Loan  Bank  stock  and
substantially all first mortgage loans.

The Company has a line of credit of which $12 million of the available $16.5 million was used at September 30, 2000, which has been included in the above table. At September 30, 1999, $1.8 million of the available $12 million was used. The line of credit carries a variable market interest rate which was 6.77% and 5.63% at September 30, 2000, and 1999, respectively.


12. INCOME TAXES

As of October 1, 1996, the Company changed its method of computing reserves for bad debts to the experience method. The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Generally, this method allows the Bank to deduct an annual addition to the reserve for bad debts equal to the increase in the balance of the Bank's reserve for bad debts at the end of the year to an amount equal to the percentage of total loans at the end of the year, computed using the ratio of the previous six years net chargeoffs divided by the sum of the previous six years total outstanding loans at year end.

A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves will be taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Bank has not incurred any additional tax expense. At September 30, 2000 and 1999, under SFAS No. 109, deferred taxes were provided on the difference between the book reserve at September 30, 2000 and 1999, respectively, and the applicable excess reserve in the amount equal to the Bank's increase in the tax reserve from December 31, 1987, to September 30, 1996. Retained earnings at September 30, 2000, and 1999 includes approximately $1,325,000 representing bad debt deductions for which no deferred income taxes have been provided.

The expense for income taxes differs from that computed at the statutory federal corporate tax rate as follows:

                                                                    Year Ended September 30,
                                                  2000                        1999                     1998
                                                       Percentage                  Percentage                 Percentage
                                                       of Pretax                    of Pretax                 of Pretax
                                          Amount        Income        Amount         Income       Amount        Income
--------------------------------------------------------------------------------------------------------------------------
At statutory rate                      $ 1,890,018        34.0%    $ 1,743,552         34.0%   $ 1,720,660        34.0%
Adjustments resulting from:
State tax-net of federal
    tax benefit                                528          --           3,960           --         16,500         0.3
Tax exempt income
Other                                     (188,566)       (3.4)       (125,512)        (2.4)      (132,160)       (2.6)
                                                          ----     -----------         ----     ----------        ----
Expense per consolidated

   statements of income                $ 1,701,980        30.6%    $ 1,622,000        31.6%    $ 1,605,000        31.7%
                                       ===========        ====     ===========        ====     ===========        ====


Income tax expense is summarized as follows:

                                        Year Ended September 30,
                                     2000       1999            1998
------------------------------------------------------------------------
Current                      $ 1,701,980     $ 1,622,000     $ 1,695,000
Deferred                            --              --           (90,000)
                             -----------     -----------     -----------
Total Income Tax Expense     $ 1,701,980     $ 1,622,000     $ 1,605,000
                             ===========     ===========     ===========

Items that gave rise to significant portions of the deferred tax accounts are as follows:

--------------------------------------------------------------------------------
                                                      September 30,
                                                2000                 1999
                                            ------------          ----------
Deferred Tax Assets:
  Deferred Loan Fees                          $ 54,917            $ 80,803
  Unrealized Loss on Investment Securities      54,607              51,905
  Allowance for Loan Losses                    486,533             383,952
                                              --------            --------
    Sub-Total                                  596,057             516,660
                                              --------            --------
Deferred Tax Liabilities:
  Property                                    (176,885)           (119,011)
  Other                                       (112,411)            (93,589)
                                              ---------           --------
    Sub-Total                                 (289,296)           (212,600)
                                              ---------          ---------
    Total                                    $ 306,761           $ 304,060
                                             ==========          =========

Income taxes paid were approximately $1,826,500,$1,704,000, and $1,908,000 for the years ended September 30, 2000, 1999, and 1998, respectively.


13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal Banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of September 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                         To Be Considered Well
                                                                                                           Capitalized Under
                                                                                   For Capital              Prompt Corrective
                                                                                Adequacy Purposes           Action Provisions
As of September 30, 2000                            Amount        Ratio        Amount        Ratio         Amount        Ratio
                                                    ------        -----        ------        -----         ------        -----
     Tier 1 Capital (to assets)                    $ 31,475,071     6.44%     $ 19,542,156     4.00%      $ 24,427,695     5.00%
     Tier 1 Capital (to risk weighted assets)        31,475,071    14.05%        8,960,240     4.00%        13,440,360     6.00%
     Total Capital (to risk weighted assets)         33,513,071    14.96%       17,920,480     8.00%        22,400,600    10.00%

As of September 30, 1999                            Amount        Ratio        Amount        Ratio         Amount        Ratio
                                                    ------        -----        ------        -----         ------        -----
     Tier 1 Capital (to assets)                    $ 29,036,902     6.31%     $ 18,393,909     4.00%      $ 22,992,386     5.00%
     Tier 1 Capital (to risk weighted assets)        29,036,902    14.18%        8,189,800     4.00%        12,284,700     6.00%
     Total Capital (to risk weighted assets)         31,076,902    15.18%       16,379,600     8.00%        20,474,500    10.00%



14. PROFIT SHARING PLAN

The Company has a defined contribution plan covering all full-time employees meeting certain eligibility requirements. Contributions are at the discretion of the Company's Board of Directors. Profit sharing expense was $177,234, $219,088 and $202,767 for the years ended September 30, 2000, 1999, and 1998, respectively.


15. STOCK OPTIONS

In 1987, the Company established a stock compensation program for executive officers and other selected full-time employees and directors of the Company. The 1987 program consists of four plans that are available for grant: Plan I - incentive stock options; Plan II - compensatory stock options; Plan III - stock appreciation rights; and Plan IV - performance share awards.

In January 1996, the stockholders approved the 1995 Stock Option Plan. This plan consists of two parts: Plan I - incentive stock options and Plan II - compensatory stock options.

As of September 30, 1999, an aggregate of 159,680 shares were authorized and outstanding of which 139,306 had been issued and 20,374 were unissued. As of September 30, 2000, an aggregate of 140,483 shares were authorized and outstanding of which 120,609 had been issued and 19,873 were unissued.

A summary of transactions under this plan follows:

                                                                                Year Ended September 30,

                                               2000                         1999                           1998
                                                          Weighted                      Weighted                        Weighted
                                                           Average                       Average                         Average
                                              Options       Price         Options         Price           Options         Price
---------------------------------------------------------------------------------------------------------------------------------
      Outstanding,  beginning of year         139,306        $ 11.34        98,434         $ 13.92        102,651        $ 12.72

      Exercised                               (19,197)          8.70        (7,341)           8.72         (7,780)         11.91
      Canceled                                 (6,250)         12.75        (5,500)          12.62         (3,750)         13.34
      Stock Split                                   -                       32,813
      Granted                                   6,750          13.50        20,900           16.42          7,313          28.35
                                            ----------   ------------     ---------     -----------   ------------   ------------

      Outstanding, end of year                120,609        $ 11.81       139,306         $ 11.34         98,434        $ 13.92
                                            ==========   ============     =========     ===========   ============   ============

Options exercisable, end of year               63,001        $ 10.49        57,551          $ 9.66         32,199        $ 12.05
                                            ==========   ============     =========     ===========   ============   ============

Had compensation cost for the Company's two stock option plans been determined based on the fair value at the dates of awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                                                             Year Ended September 30,
                                                                                    2000               1999              1998
--------------------------------------------------------------------------------------------------------------------------------
Net income:                                                          As reported  $ 3,856,897      $ 3,506,095       $ 3,480,764
                                                                     Pro forma      3,846,658        3,466,417         3,454,544
Net income per common and common equivalent share:

      Diluted                                                        As reported       $ 1.70           $ 1.53            $ 1.52
                                                                     Pro forma           1.69             1.51              1.50

Significant assumptions used to calculate the above are as follows:

      Risk free interest rate of return                                                 5.50%            5.00%             5.50%
      Expected option life                                                          84 months        84 months         84 months
      Expected volatility                                                              11.00%           11.00%            11.00%
      Expected dividends                                                                2.50%            2.00%             2.00%

The Company also has established an Employee Stock Purchase Plan (the "Purchase Plan") whereby employees shall elect to make contributions to the Purchase Plan in an aggregate amount not less than 2% nor more than 10% of such employee's total compensation. These contributions would then be used to purchase stock during an offering period determined by the Company's Salary and Benefits Committee. The purchase price of the stock would be the lesser of 85% of the market price on the first day or the last day of the offering period. The SFAS No. 123 impact of the Purchase Plan on pro forma net income and income per share was deemed to be immaterial. As of September 30, 1999, 42,523 shares were available for future purchase under the Purchase Plan. During 2000, 4,059 shares were issued to employees. At September 30, 2000, there were 38,464 shares available for future purchase.

16. COMMITMENTS

At September 30, 2000, the Company had approximately $4.7 million in outstanding commitments to originate mortgage loans, $1,944,000 of which were at fixed rates ranging from 7.38 to 9.00%. The unfunded line of credit commitments at September 30, 2000 were $11.3 million. The amounts of undisbursed portions of loans in process at September 30, 2000 were $3.8 million. Also, at September 30, 2000, the Company had no outstanding futures or options positions.

The Company leases land for one of its branch offices. Minimum rental commitments at September 30, 2000, are summarized below:

             Fiscal                    Rental
             Year                      Amount
            ------                     ------
             2001                      23,000
             2002                      23,000
             2003                      23,000
             2004                      23,000
             2005                      23,000
                               --------------
     Total                          $ 115,000
                               ==============



17. CONVERSION TO A STOCK SAVINGS BANK

At the time of conversion, in 1987, the Bank established a liquidation account in an amount equal to the Bank's net worth as reflected in the latest consolidated statement of financial condition of the Bank contained in the offering circular utilized in the conversion. The function of the liquidation account is to establish a priority on liquidation and, except with respect to the payment of cash dividends on, or the re-purchase of, any of the common stock by the Bank, the existence of the liquidation account will not operate to restrict the use or application of any of the net worth accounts of the Bank. In the event of a complete liquidation of the Bank (and only in such event), each eligible account holder will be entitled to receive a pro rata distribution from the liquidation account, based on such holder's proportionate amount of the total current adjusted balances from deposit accounts then held by all eligible account holders, before any liquidation distribution may be made with respect to stockholders. The liquidation account was approximately $2,300,000 at September 30, 2000. Furthermore, the Bank may not repurchase any of its stock if the effect thereof would cause the Bank's net worth to be reduced below (i) the amount required for the liquidation account or (ii) the regulatory capital requirements.

18. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret the market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.


                                                                                               September 30,
                                                                            2000                                1999
                                                                  Carrying       Estimated Fair        Carrying      Estimated Fair
                                                                   Amount            Value              Amount            Value
                                                                --------------  ----------------   --------------  -----------------
Assets:
    Cash and cash equivalents                                    $ 4,080,202      $ 4,080,202        $ 3,955,818       $ 3,955,818
    Investment securities held to maturity                        71,280,841       69,463,000         61,014,582        59,201,000
    Investment securities available-for-sale at fair value         3,309,736        3,309,736          3,201,932         3,201,932
    Mortgage-backed securities held to maturity                  116,303,730      114,182,000        116,778,337       114,497,000
    Mortgage-backed securities available-for-sale at fair value            -                -          7,915,919         7,915,919
    Loans receivable - net                                       262,774,378      263,147,068        252,259,611       254,824,930
    Federal Home Loan Bank Stock                                   7,365,200        7,365,200          6,472,900         6,472,900

Liabilities:
    Passbook, Club and NOW accounts                               18,924,990       18,924,990         19,890,677        19,890,677
    Money Market Demand accounts                                  49,928,562       49,928,562         54,490,438        54,490,438
    Certificate accounts                                         240,982,258      236,187,198        229,278,984       229,435,398
    Advances from Federal Home Loan Bank                         145,134,283      143,911,167        125,179,928       123,687,895

Off Balance Sheet Items:
    Commitments                                                   19,800,000       19,800,000         13,600,000        13,600,000


The fair value of investment securities and mortgage-backed securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The fair value of loans is estimated based on present value using approximate current entry-value interest rates applicable to each category of such financial instruments. Although Federal Home Loan Bank Stock (FHLB) is an equity interest in FHLB, it is carried at cost because it does not have a readily determinable fair value as its ownership is restricted and it lacks a market. The estimated fair value approximates the carrying amount.

The fair value of NOW and money market deposits and savings accounts, is the amount reported in the financial statements. The fair value of savings certificates and advances from Federal Home Loan Bank are based on a present value estimate using rates currently offered for instruments of similar remaining maturity. Fair values for off-balance sheet lending commitments are based on fees currently charged to enter similar agreements.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

19.  Parent Company Financial Information

Condensed financial statements of Harleysville Savings Financial Corporation are as follows:


                                                                                            September 30, 2000
Condensed Statements of Financial Condition
Assets
      Cash                                                                                       $ 1,469,111
      Investment in subsidiary                                                                    29,929,276
                                                                                              ---------------
Total Assets                                                                                    $ 31,398,387
                                                                                              ===============

Liabilities & Stockholders' Equity
Liabilities
      Stockholders' equity                                                                      $ 31,398,387
                                                                                              ---------------
Total liabilities & stockholders' equity                                                        $ 31,398,387
                                                                                              ===============

Condensed Statement of Income (for the period February 25, 2000 to September 30, 2000)

Income:
Equity in undistributed income of subsidiary                                                     $ 2,908,857
                                                                                              ---------------

Net income                                                                                       $ 2,908,857
                                                                                              ===============

Condensed Statement of Cash Flows (for the period February 25, 2000 to September
30, 2000)
Net income                                                                                       $ 2,908,857
Undistributed income of HSB                                                                       (2,908,857)
                                                                                              ---------------
Net cash provided by operating activities                                                                 --
                                                                                              ---------------
Investing activities:

      Dividends received from subsidiaries                                                         2,547,183
                                                                                              ---------------
Net cash provided by investing activities                                                          2,547,183
                                                                                              ---------------
Financing activities:
      Acquisition of treasury stock                                                                 (714,163)
      Proceeds from issuance of common stock                                                         129,394
      Dividends paid                                                                                (493,303)
                                                                                              ---------------

Net cash used in financing activities                                                             (1,078,072)

Net change in cash and cash equivalents                                                             1,469,111
                                                                                              ---------------

Cash and cash equivalents at the beginning of the period                                                  --

Cash and cash equivalents at the end of  the period                                              $ 1,469,111
                                                                                              ===============

Market Information

Harleysville Savings Financial Corporation's Common Stock is traded in the Over-the-Counter Market and quoted on the NASDAQ National Market System under the symbol "HARL". The Common Stock was issued at an adjusted price of $2.42 per share in connection with the Company's conversion from mutual to stock form and the Common Stock commenced trading on the NASDAQ National Market System on September 3, 1987. Prices shown below reflect the prices reported by the NASDAQ systems. The closing price on September 30, 2000, was $15.06 per share. There were 2,252,308 shares outstanding as of September 30, 2000, held by approximately 1,000 stockholders.


                                                                CASH DIVIDENDS
    For the Quarter Ended     HIGH       LOW          CLOSE        DECLARED
------------------------------------------------------------------------------
September 30, 1998           24.56      22.04         22.04         0.08
December 31, 1998            22.59      17.63         17.63         0.09
March 31, 1999               18.63      15.66         17.00         0.09
June 30, 1999                17.00      15.00         15.75         0.09
September 30, 1999           16.13      14.00         14.00         0.09
December 31, 1999            14.00      12.25         13.38         0.11
March 31, 2000               14.75      14.00         14.00         0.11
June 30, 2000                15.13      14.50         14.50         0.11
September 30, 2000           15.75      15.00         15.06         0.11


 Corporate Information

Auditors                                                General Counsel
Deloitte & Touche                                       James J. Garrity
1700 Market Street, 24th floor                          Wisler, Pearlstine, Talone, Craig, Garrity & Potash
Philadelphia, PA 19103-3984                             Office Court at Walton Point
(215) 246-2300                                          484 Norristown Road
                                                        Blue Bell, PA 19422
                                                        (610) 825-8400
Annual Meeting

Family Heritage Restaurant

Franconia, PA                                           Investor Information
Wednesday, January 24, 2001                             Investors, Analysts and others seeking
9:30 A.M.                                               financial information may contact:
                                                        Corporate Secretary

Market Makers                                           Harleysville Savings Financial Corporation
F.J. Morrissey & Co., Inc.                              271 Main Street
Ryan Beck & Co., Inc.                                   Harleysville, PA 19438
Spear, Leeds & Kellogg                                  (215) 256-8828

Special Counsel                                         Transfer Agent

Elias, Matz, Tiernan & Herrick                          Direct questions regarding dividend
734 15th Street, N.W.                                   checks, address and name changes or
Washington, DC 20005                                    lost certificates to:
(202) 347-0300
                                                        Registrar and Transfer Company
                                                        10 Commerce Drive
                                                        Cranford, NJ 07016
Dividend Reinvestment Plan                              web site: www.rtco.com
The Company has a Dividend Reinvestment and Stock       email: invrel@rtco.cm
Purchase Plan.  Interested stockholders can
obtain more information regarding the Plan by
contacting:


Registrar and Transfer Company                          Upon  request,   the  Company's   Annual
10 Commerce Drive                                       Report or form  10-K for the year  ended
Cranford, NJ  07016                                     September   30,  2000,   Registrar   and
(800) 525-7686, extension 2542                          Transfer   Company   and  the   exhibits
                                                        thereto  required  to be  filed  with 10
                                                        Commerce   Drive  the   Securities   and
                                                        Exchange  Commission under Cranford,  NJ
                                                        07016 the Securities Act of 1934 will be
                                                        furnished (800) 525-7686, extension 2542
                                                        without charge to any stockholder.


 Board of Directors
Sanford A. Alderfer          Paul W. Barndt              Philip A. Clemens
Rounder                      Founder                     Chairman/CEO
Sanford A. Alderfer, Inc.    The Barndt Agency,  Inc.    Clemens Family Corporation
Harleysville,  PA            Sumneytown,  PA             Hartfield,  PA

David J. Friesen, CPA        George W. Meschter          Edward J. Molnar
Director of Development      President                   President/CEO
Penn View Christian School   Meschter Insurance Group    Harleysville Savings Financial Corporation
Souderton,  PA               Collegeville, PA            Harleysville,  PA


Mark R. Cummins, CPA, CFA
Executive Vice President,
CIO and Treasurer
Harleysville Insurnance Companies
Harleysville, PA


Officers
Edward J. Molnar           Ronald B. Geib                   Marian Bickerstaff
President and              Executive Vice President and     Senior Vice President and
Chief Executive Officer    Corporate Secretary              Chief Lending Officer

Brendan J. McGill          Diane P. Moyer
Senior Vice President,     Senior Vice President and
Treasurer and              Corporate Secretary
Chief Financial Officer



Managers

Adrian D. Gordon                 Sheri L. Strouse               Michell A. Beck
Vice President and               Vice President and             Assistant Vice President and
                                 Branch Administrator           Sumneytown Office Manager
Information Systems Manager
                                 Nathaneal J. Clemmer            H. Frances Kline
Kathleen Clairmont               Assistant Vice President,       Assistant Vice President
Assistant Vice President and     Controller, and Accounting      Sumneytown Office Manager
West Norriton Office Manager     Department Manager

Kim A. Licata                    Lori N. McCausland              Denise L. Monaghan
Assistant Vice President         Assistant Vice President and    Assistant Vice President and
Loan Customer Service Manager    Loan Administration Manager     Hartfield Office Manager


Diane M. Carlson
Assistant Vice President and
Human Resource Manager


Harleysville Office
271 Main Street
Harleysville,  PA 19438
(215) 256-8828


Hatfield Office
1550 Cowpath Road
Hatfield, PA  19440
(215) 234-8053

Sumneytown Office
3090 Main Street
Sumneytown, PA 18084

West Norriton Office
32301 West Manin Street
Norristown, PA 19403
(610) 631-0887